Exhibit 99.1

SELECTED QUARTERLY FINANCIAL INFORMATION

(Unaudited)

Selected quarterly information for the years ended December 31, 2008 and 2007 is as follows (in thousands, except per unit amounts):

	Quarter Ended
2008	December 31		September 30	June 30	March 31

Revenues from continuing Rental Operations	$229,611		$218,680	$221,322	$224,576
Revenues from continuing Service Operations	34,920		29,066	23,136	14,776
Net income available for common unitholders	$22,976	(2)	$13,933	$18,983	$4,309
Basic income per Common Unit	$0.15		$0.09	$0.12	$0.03
Diluted income per Common Unit	$0.15		$0.09	$0.12	$0.03
Weighted average Common Units	154,914		154,604	154,425	154,189
Weighted average Common Units and potential dilutive securities	155,347		155,344	155,064	154,596
Funds From Operations (1)	$111,351		$102,152	$92,710	$89,188

2007	December 31		September 30	June 30	March 31

Revenues from continuing Rental Operations	$226,529		$212,592	$202,657	$210,311
Revenues from continuing Service Operations	42,316		20,273	22,039	14,730
Net income available for common unitholders	$61,990		$57,061	$39,725	$73,473
Basic income per Common Unit	$0.40		$0.39	$0.27	$0.50
Diluted income per Common Unit	$0.40		$0.39	$0.27	$0.49
Weighted average Common Units	153,769		146,752	146,703	146,552
Weighted average Common Units and potential dilutive securities	154,467		147,651	148,129	149,465
Funds From Operations (1)	$123,493		$99,943	$93,479	$92,500

(1)	Funds From Operations (“FFO”) is used by industry analysts and investors as a supplemental operating performance measure of an equity real estate investment trust (“REIT”) like our General Partner. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”). NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from net income determined in accordance with United States generally accepted accounting principles (“GAAP”). FFO is a non-GAAP financial measure. The most comparable GAAP measure is net income (loss). FFO should not be considered as a substitute for net income or any other measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry analysts and investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. FFO, as defined by NAREIT, represents GAAP net income (loss), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after similar adjustments for unconsolidated partnerships and joint ventures.

Management believes that the use of FFO, combined with the required primary GAAP presentations, improves the understanding of operating results of REITs among the investing public and makes comparisons of REIT operating results more meaningful. Management believes FFO is a useful measure for reviewing comparative operating and financial performance (although FFO should be reviewed in conjunction with net income which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated real estate assets and excluding real estate asset depreciation and amortization, FFO provides a useful comparison of the operating performance of our real estate between periods or as compared to different companies.

(2)	Amount includes a $14.0 million gain on the repurchase of Preferred Units and $11.4 million of non-cash impairment charges on undeveloped land and buildings.